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                                                                     EXHIBIT 4.7



                                  OEM AGREEMENT

                                     BETWEEN

                             HEWLETT-PACKARD COMPANY
                                     ("HP")

                                       AND

                                   INDIGO N.V.
                                   ("INDIGO")






                                  CONFIDENTIAL
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                                  OEM AGREEMENT


THIS AGREEMENT is entered into on this 13th day of September, 2000 ("EFFECTIVE DATE"), by and between HEWLETT-PACKARD COMPANY, a Delaware company with its principal offices at 3000 Hanover Street, MS20-BT, Palo Alto, California, 94304 ("HP"), and INDIGO N.V., a Netherlands company with its principal offices at Limburglaan 5, 6221 SH Maastricht, The Netherlands ("INDIGO").

WHEREAS, HP is engaged in the development, manufacture, marketing, sale, and service of computers, printers, and other business and consumer products, and is a leading global provider of computing and imaging solutions and services for personal, office and enterprise applications, currently selling printers at prices of up to approximately $10,000; and

WHEREAS, Indigo is engaged in the development, manufacture, marketing, sale and service of Digital Offset Color(TM) printing and imaging products that incorporate Indigo's proprietary, ink-based digital printing technology, at prices of approximately $150,000 and above, for commercial and industrial applications; and

WHEREAS, on November 17, 1998, the Parties entered into a Strategic Affiliation Agreement pursuant to which the Parties agreed, inter alia, to explore the technical and economic feasibility of developing and selling digital color printing products combining Indigo's and HP's technology and know-how for applications not presently served by either firm, to identify the key "enablers" necessary to achieve broad adoption of Indigo's technology in the corporate enterprise environment, and to form a strategic technical alliance for exploring such possible future products and applications; and

WHEREAS, the said feasibility exploration has been successfully completed, and the Parties have concluded that, in collaboration with one another, they have the opportunity to introduce products to serve production color printing and publishing applications; and

WHEREAS, in order to capitalize upon such opportunities, the Parties wish to enter into a commercial relationship to aggressively pursue the aforesaid business opportunities by (a) HP's sale of certain Indigo products on an OEM basis, on the terms and conditions set forth in this Agreement; (b) the joint development of future products, as more fully described in the Jericho Co-Development Agreement; and (c) an HP equity investment in Indigo, as more fully described in the Stock Purchase Agreement.

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NOW THEREFORE, subject to the terms and conditions set forth herein, the Parties agree as follows:

1.       DEFINITIONS AND INTERPRETATION

1.1      Definitions

Capitalized terms used in this Agreement and not otherwise defined have the meanings as follows:

"AFFILIATE" means, with respect to a Party, any Person controlling, controlled by or under common control with such Party. For the purposes of this definition, control of a Person shall mean the ownership of 50% or more of the voting power of such Person.

"AGREEMENT" means this agreement and any appendices to this agreement.

"HP CUSTOMERS" means customers of HP to whom HP has supplied an OEM Printer.

"INSOLVENCY EVENT" means the occurrence of any of the following:

(a) An involuntary proceeding is commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of a Party or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a Party or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 120 days or an order or decree approving or ordering any of the foregoing shall be entered.

(b) A Party shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely (i.e., as imposed by applicable law) and appropriate manner, any proceeding or petition described in clause
         (a) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a Party or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing.


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(c)      A Party shall become unable, admit in writing or fail generally to pay its debts as they become due.

"INTELLECTUAL PROPERTY" means unpatented inventions, patent applications, patents, design rights, copyrights (including, without limitation, rights in computer software), know-how and other trade secret rights and all other rights or forms of protection of a similar nature or having equivalent or similar effect to any of these rights (but excluding trademark rights), whether or not any of these rights is registered, and including, without limitation, applications for registration of, and rights to apply for, any such rights.

"JERICHO CO-DEVELOPMENT AGREEMENT" means the agreement of that name entered into by the Parties on the Effective Date.

"OEM CONSUMABLES" means all ink, imaging oil, image transfer blankets and photo imaging plates (photoconductors) used in connection with OEM Printers.

"OEM PRODUCTS" means, collectively, the OEM Printers, the OEM Consumables and the OEM Spare Parts supplied by Indigo to HP pursuant to this Agreement.

"OEM PRINTERS" means digital printers offered for sale by Indigo for general commercial printing, which HP chooses to OEM under this Agreement.

"OEM SPARE PARTS" means all spare parts needed in connection with the OEM Printers and as set forth in Indigo's spare parts catalog for each OEM Printer.

"PARTY" means either HP or Indigo (as the case may be) and "PARTIES" means both HP and Indigo.

"PERSON" means an individual, partnership, corporation (including a business trust), limited liability company, joint stock company, trust, unincorporated association, sole proprietorship, joint venture, government (or any agency or political subdivision thereof) or other entity.

"STOCK PURCHASE AGREEMENT" means the agreement of that name entered into by the Parties on or about the Effective Date.

2.       OEM APPOINTMENT

2.1      Appointment


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Subject to the terms of conditions of this Agreement, Indigo hereby appoints HP, and HP hereby accepts such appointment, as an HP-branded OEM for the OEM
Products.

2.2      Applications

HP shall have the right, either itself or through its appointed distributors, to sell, lease, or otherwise place the OEM Products for any and all applications and in any geographical territory. Indigo warrants that this arrangement does not violate any distribution, OEM or other agreements or arrangements it has with third parties. Notwithstanding the above, it is understood that:

         2.2.1 HP shall, until June 30, 2002, focus its sales and marketing efforts with respect to the OEM Products primarily on corporate customers, government, certain quick-printers (i.e., chain or franchise street-front printing establishments) although, for the avoidance of doubt, HP shall be free to sell or lease the OEM Products to any customer operating in any business segment or market.

         2.2.2 HP's right to market and sell the OEM Products to customers in Japan, Australia, New Zealand, Indonesia, Thailand, Malaysia, Singapore, Philippines, Brunei, Vietnam, Laos, Cambodia, Myanmar and Fiji will commence only upon the expiration or termination of the exclusive distribution rights granted by Indigo to a third party under an agreement dated May 4, 1994 (as amended) ("Exclusive Distribution Agreement") in respect of such countries. Indigo will not, and the third party does not have the right to, renew, extend or modify rights affecting exclusivity set forth in the Exclusive Distribution Agreement (in whole or in part). Indigo shall exercise its right to terminate the third party's exclusivity under the Exclusive Distribution Agreement immediately after that right first arises.

2.3      Limitation on further OEM appointments by Indigo

In order to enable HP to achieve penetration through sales of OEM Products in the corporate enterprise ("print-for-own-use") segment, Indigo shall refrain, through December 31, 2002, from appointing additional OEMs for the same or similar products for the same applications. Such period shall be automatically extended through December 31 2003 if HP's purchases of OEM Products from Indigo reaches $12.5 million in the fourth calendar quarter of 2002.

2.4      Customer relationship management.


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HP shall be the exclusive owner and manager of the relationship with HP
Customers. To this end, if Indigo is performing Services on HP's behalf, HP shall determine the content of all interaction (if any) between Indigo and HP Customers, including without limitation the content of all help desk scripting and the representations made by Indigo personnel to HP Customers in all circumstances. Further to the above, Indigo shall not contact or respond to enquiries from any HP Customer without prior written approval of HP in each case.

3.       OEM PRODUCTS

3.1      Initial OEM Product Identification

Within 90 days of the Effective Date, HP shall select, in consultation with Indigo, the initial OEM Printers to be supplied to HP under this Agreement from any one or two of Indigo's range of commercial printing products. Indigo shall, at HP's cost, offer all reasonable assistance required by HP to identify such printing products.

3.2      Additional Products

         3.2.1 Adding New Products. HP shall have the right to submit a Request For Quotation ("RFQ") to Indigo for inclusion of additional current or future Indigo products (and related consumables and spare parts) as OEM Printers. Indigo shall respond to such RFQs within 30 business days.

         3.2.2 Indigo Assistance. Indigo shall, from time to time, as reasonably requested by HP, collaborate with and discuss opportunities for HP to OEM further Indigo products.

3.3      Substitution of Alternate OEM Products

HP shall, until December 31, 2003, distribute at least one OEM Product. HP shall have the right, in its discretion, to discontinue (temporarily or permanently) the distribution of any OEM Product . If such discontinuance results in HP no longer distributing any OEM Products under this Agreement, HP shall, prior to discontinuance, substitute another OEM Product to be agreed upon. HP shall bear Indigo's reasonable costs associated with any such discontinuance which ramps down at a rate that is more precipitous than that set forth in the Forecast and ordering provisions of section 6.

3.4      Product Changes


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Indigo shall not make any material adverse change to any OEM Product without prior written consent of HP, which HP shall have the right to withhold in its reasonable discretion. A material adverse change is any change to an OEM Product which would in any way be disruptive to HP's business in selling or distributing the OEM Products or any ancillary products or services. Indigo must give HP not less than 90 days notice of any non-material adverse change to any OEM Product.

3.5      Product Enhancements

Indigo shall make available to HP, free of charge, all future improvements, enhancements and product fixes to the OEM Products which it generally makes available free of charge to its suppliers or customers . Such enhancements, improvements and product fixes shall be made available no later than made available to Indigo's suppliers or customers. To the extent that enhancements are offered free of charge by Indigo to its own customers solely for the purpose of providing a short-term sales incentive, Indigo shall not be obligated to offer such enhancements to HP free of charge.

3.6      Changes suggested by HP

HP shall have the right, from time to time, to suggest changes to the OEM Products that it wishes Indigo to incorporate. The Parties shall engage in good faith negotiations regarding any such changes.

3.7      New documentation

If any changes are made to the OEM Products as set forth in sections 3.4-3.6, Indigo shall, as soon as possible thereafter, provide HP with appropriately modified use and marketing documentation in electronic form.

4.       PERFORMANCE

4.1      Commercial Efforts and Promotions

HP shall use commercially reasonable efforts to aggressively promote sales of OEM Products with a view to maximizing sales or revenue from sales of OEM Products. All marketing and promotion of the OEM Products as sold by HP shall be conducted by HP in a manner not inconsistent with the marketing and promotion of other similarly situated OEM products.

4.2      Minimum purchase commitments

HP shall have no obligation to meet any minimum OEM Products sales targets.


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5.       SUPPLY OF OEM CONSUMABLES AND OEM SPARE PARTS

5.1      Supplies for OEM Products

Indigo shall provide, and HP shall acquire from Indigo, all OEM Consumables and OEM Spare Parts, and HP shall supply OEM Spare Parts and OEM Consumables only to HP Customers.

5.2      Continuous supply by Indigo

For as long as there exist any HP Customers, Indigo will continue to supply the relevant OEM Spare Parts and OEM Consumables to HP for its supply to HP Customers. Termination or substitution by HP of its supply of any particular OEM Printers under section 3.3 or termination of this Agreement shall not affect Indigo's obligations as set forth in this section 5.2. The foregoing notwithstanding, Indigo's aforesaid supply obligation, in the case of an OEM Printer the manufacture of which has been discontinued, shall expire 10 years after such discontinuance.

5.3      Indigo not to supply HP customers

Indigo shall refrain from soliciting to supply OEM Consumables or OEM Spare Parts to HP Customers.

6.       FORECASTS, PURCHASE ORDERS AND FULFILLMENT

6.1      Forecasts

         6.1.1 Forecast Date. HP shall, not later than 14 days after the date on which HP selects the OEM Printers pursuant to section 3.1, and thereafter not later than each quarterly anniversary of that date ("FORECAST DATE"), provide Indigo with a written rolling forecast ("FORECAST") of its estimated demand for OEM Products for the calendar quarter commencing one year after the Forecast Date ("FORECAST QUARTER"). Subject to section 6.2, the Forecasts shall not be binding upon HP.


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         6.1.2 Non-binding estimate for 2001. HP estimates that its demand for
         OEM Products for calendar year 2001 will reflect estimated aggregate sales of OEM Products of $75-$100 million. This estimate is not binding on HP in any way unless it is formally submitted by HP as a Forecast in which case it will be subject to sections 6.1.1 and 6.2. HP shall, prior to December 31, 2000, provide Indigo with a written Forecast of its estimated quarterly requirements for OEM Products for calendar year 2001 and shall, after consultation with Indigo regarding timing and delivery constraints, issue purchase orders accordingly and consistent with the process set forth in section 6.2.

6.2      Variation of Forecast for OEM Printers

After the expiry of the quarter following the Forecast Date ("SUBSEQUENT QUARTER"), the Forecast will become binding upon HP as a purchase order for the OEM Printers set forth in the Forecast, subject to the following:

         6.2.1 First Variation. HP may, at any time during the Subsequent Quarter, give Indigo notice in writing that it would like to increase or decrease the quantity of OEM Printers set forth in the Forecast by up to 30%, and upon giving such notice, the quantity of OEM Printers the subject of the purchase order will be deemed to be increased or decreased (as the case may be) accordingly.

         6.2.2 Second Variation. HP may, at any time during the quarter following the Subsequent Quarter, give Indigo notice in writing that it would like to either increase or decrease the quantity of OEM Printers set forth in the Forecast by a further 15%. Upon giving such notice the amount of OEM Printers the subject of the purchase order will be deemed to be increased or decreased (as the case may be) accordingly.

6.3      Additional Increases for Printers

Notwithstanding section 6.2, HP may increase the quantity of OEM Printers in any purchase order by notice in writing sent to Indigo not less 90 days before the quarter in which delivery of the OEM Printers the subject of that purchase order is due to take place. Indigo shall make reasonable efforts to fulfill such demand from HP for such increased quantities. In each such case, the price for the additional OEM Printers will be the usual price charged by Indigo under this Agreement, unless there is additional cost to Indigo in fulfilling the order for the additional OEM Printers. If Indigo incurs such additional cost, HP will pay the amount of the additional cost upon Indigo providing HP with reasonable evidence of the additional cost incurred.


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6.4      Forecast procedure review

Not less than once every year the Parties will jointly review, conduct good faith discussions regarding, and modify (as reasonably necessary) the provisions of sections 6.2 and 6.3 in order to ensure that those provisions simultaneously achieve the following objectives ("OBJECTIVES") of:

         6.4.1 providing HP with maximum flexibility in its ordering and purchasing of OEM Products from Indigo; and

         6.4.2 providing Indigo with adequate time to manage supply of OEM Products to HP without incurring substantial additional costs as a result of the flexibility granted to HP.

6.5      OEM Spare Parts and OEM Consumables

The Parties will negotiate in good faith to implement, within 90 days of the Effective Date Forecast, variation procedures for OEM Spare Parts and OEM Consumables similar to those set forth in sections 6.2 and 6.3 with the goal of achieving the Objectives. Such variation procedures will be subject to review, negotiation and modification pursuant to section 6.4. Notwithstanding the foregoing, Indigo represents that it will be able to provide significantly greater flexibility to HP with respect to variations in orders for OEM Spare Parts and OEM Consumables than it is able to offer HP under sections 6.2 and 6.3, provided that such flexibility is not precluded by HP's requirement for unique branding of OEM Consumables .

6.6      Delivery and Title Transfer

Indigo shall deliver the OEM Products the subject of a purchase order in accordance with a schedule setting forth the destinations and delivery times (to be reasonably distributed throughout the quarter) to be submitted by HP to Indigo not later than 30 days before the quarter in which HP requires delivery. Such OEM Products shall be delivered, ex-works, Indigo's Israeli subsidiary's premises, whereupon risk of loss of such OEM Products and title thereto shall pass to HP.

6.7      Packing, Shipping and Insurance

Prior to delivery of the OEM Products in accordance with the provisions of section 6.6 above, Indigo shall, at its expense, pack the relevant OEM Products in a manner suitable for shipment. Immediately following such packing, Indigo shall, should HP so request, arrange, in accordance with HP's instructions and at HP's expense, for the shipment of such OEM Products to HP (or, if so directed, to HP distributors or HP Customers) as well as for the procurement of insurance thereon.


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7.       MAINTENANCE, SUPPORT, DELIVERY, INSTALLATION, AND TRAINING ("SERVICES")

7.1      Implementation Plan

The Parties will negotiate in good faith to enter into a binding implementation plan for the provision of the Services (and the terms and conditions (including price) for the provision thereof) within 90 days of the Effective Date. The implementation plan shall give effect to the Parties' intention as follows:

         7.1.1 Initial provision. Indigo shall initially provide all Services required by HP or HP Customers commencing from not later than the installation of the first OEM Printers but will be required to provide Services to HP Customers only in geographic regions that would enable Indigo to make a reasonable margin in providing the Services;

         7.1.2 Training. Training services shall be provided by Indigo to "train the trainers" of HP;

         7.1.3 Installation. Installation services shall be provided at HP's request.

         7.1.4 Change of provider. HP may request that either HP and/or one or more third party service providers provide any or all of the Services where there would be material cost savings and where provision is made to compensate Indigo for the reasonable unrecoverable costs of formerly providing the Services;

         7.1.5 Customer relationship management and branding of Services. HP's rights set forth pursuant to section 2.4 shall apply to the provision of the Services to any HP Customer, and, additionally, HP shall determine the branding of products and identification tags worn by Indigo personnel in providing the Services.


7.2      Documentation


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Commencing at the time of the first training courses, and continuing throughout the term of this agreement, Indigo shall furnish to HP, in digital form, at no charge, written training and sales materials equivalent to those materials provided to Indigo's own sales personnel. In addition, along with each OEM Product furnished to HP, Indigo shall, at its expense, supply one copy of the standard operator's manual. Such manual shall be in the English language. At HP's request, Indigo shall provide such operator's manuals in an HP branded version, provided that HP has supplied Indigo with appropriate digital files.

8.       PRICING AND PAYMENT

8.1      Agreement on pricing of OEM Products

The Parties shall negotiate in good faith to reach agreement upon the pricing for OEM Products within 90 days of the Effective Date, taking into consideration that HP shall be granted most favored nation status on pricing of all OEM Products and will also be granted volume discounts. To allow HP to confirm that it is being afforded such status, Indigo will, upon request by HP, provide to an independent third party auditor designated by HP and approved by Indigo (acting reasonably) copies of Indigo's price lists and OEM discounts for all OEM Products.

8.2      Further considerations

In addition to the most favored nation status granted under section 8.1, the Parties shall also conduct formal quarterly reviews of OEM-related matters, which may include price adjustments to reflect any HP contribution to the reduction of Indigo's manufacturing costs, whether by cost reduction efforts or by the incorporation of HP-provided components (such as formatter boards).

8.3      Payment terms

HP shall be entitled to pay invoices 30 days following receipt of such invoices, which may be issued upon shipment of products by Indigo. However, if at any time Indigo makes more favorable payment terms available to any other OEM customer of any of its products for comparable quantities and other commercial terms, it shall immediately make such payment terms available to HP. Any payment terms inconsistent with this section 8.3 may be implemented only by agreement between the parties.

8.4      Method and Place of Payment


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All payments under this Agreement shall be effected by means of a bank wire transfer to a bank account designated by Indigo. Indigo may change the bank account into which it requires HP to make payments by giving HP not less than 60 days prior notice in writing.

8.5      Ex-Works/Net Prices

All prices for the OEM Products are ex-works, Indigo's Israel subsidiary's premises. All payments hereunder shall be effected in U.S. dollars, net, free of any withholding or other taxes, levies, duties, imposts, charges, or deductions of any nature whatsoever.

8.6      Customs

Upon HP's request Indigo will provide HP with an appropriate certification stating the country of origin for OEM Products sufficient to satisfy the requirements of the customs authorities of the country of receipt and any applicable export licensing regulations, including those of the United States. Indigo will mark each OEM Product, or the container if there is no room on the OEM Product, with the country of origin. Indigo will, in marking OEM Products, comply with the requirements, as specified by HP, of the customs authorities of the country of receipt. If OEM Products delivered under this Agreement are imported, Indigo will when possible allow HP to be the importer of record. If HP is not the importer of record and Indigo obtains duty drawback rights to OEM products, Indigo will, upon HP's request, provide HP with documents required by the customs authorities of the country of receipt to prove importation and to transfer duty drawback rights to HP.

9.       BRANDING AND ADVERTISING

9.1      OEM Products

All OEM Products distributed by HP shall be branded solely by HP in its discretion without the need to include any branding of or reference to Indigo, but HP reserves the right to use Indigo branding at any time in its discretion. HP shall likewise be entitled to market and promote the OEM Products without any reference to Indigo.

9.2      Consumables and Spare Parts

Indigo shall mark the packaging of OEM Consumables and OEM Spare Parts with HP-designated branding. In the event that HP's volume requirements of such HP-branded OEM Products does not justify the expense of such custom-branding, prices will be adjusted by prior agreement in writing.


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10.      RESPONSIBILITIES

10.1     Responsibilities

In addition to its other undertakings hereunder, each Party shall:

         10.1.1 Maintain staff. Maintain a staff of well-trained professional personnel capable of carrying out all of the Party's obligations under this Agreement.

         10.1.2 Not pledge credit. Refrain from taking any action that, in any way, may be binding upon the other Party or may pledge the other Party's credit, unless so authorized by that Party in writing.

         10.1.3 Customer agreements. In the case of HP only, enter into agreements with HP Customers on terms that protect Indigo and its third-party suppliers from copyright and other Intellectual Property infringements to no lesser an extent than similar agreements HP requires its OEMs to enter into with their customers.

         10.1.4 Markings. In the case of HP only, attach or insert such markings and information on the OEM Products as Indigo shall reasonably request in order to protect Indigo's rights in and to its patents and copyrights, provided such markings do not in any way dilute the value or impact of HP's own branding of the OEM Products.

11.      INTELLECTUAL PROPERTY

11.1     Warranty

Indigo warrants that it owns or has the unrestricted right to exploit all Intellectual Property embodied in any of the OEM Products and that the sale of the OEM Products by HP or its distributors and the proper use of the OEM Products by HP Customers will not infringe the rights to any Intellectual Property of a third party. This warranty does not extend to any HP Improvements (as defined below) to OEM Products.

11.2     Indemnity


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Indigo shall indemnify HP and shall hold HP harmless, from and against any and all losses, costs and damages, however arising, relating to any claim by a third party that the offer for sale, sale, importation, licensing or leasing or use of any OEM Product infringes rights of any such third parties to any Intellectual Property. Indigo hereby agrees to defend any suit or proceeding brought against HP by any such third party, provided that Indigo is notified promptly in writing of such suit or proceeding, and provided further that Indigo shall receive (i) full and complete authority to conduct the defense of such suit or proceeding, including its possible settlement, HP hereby agreeing to any such settlement effected by Indigo (other than any settlement requiring HP to accept liability or pay any money or which could result in HP being in breach of any agreement or arrangement with a third party, which HP may decline to accept in its absolute discretion and without in anyway affecting Indigo's obligations under the indemnity set forth in this section 11.2), (ii) at Indigo's sole cost all information that HP may have and that may be pertinent to said defense and (iii) at Indigo's sole cost HP's full cooperation and assistance in conducting said defense. In addition to providing such defense, Indigo shall pay all damages and costs awarded therein against HP, provided that HP has given Indigo the authority, information and assistance required of it hereunder with respect to such defense. Anything herein to the contrary notwithstanding, in no event shall Indigo have any liability or responsibility to any Party whatsoever under this section 11.2 if the alleged or proven infringement would not have occurred but for (x) any misuse and/or misapplication of the OEM Product, (y) any modification of and/or addition to such OEM Product by HP, its distributors, or customers (including, without limitation, the addition of a front-end product) and/or (z) the combining by HP, its distributors or customers of the OEM Product with any other product, system, or sub-system (including, without limitation, integration with a front-end product). In the event that any OEM Product shall be held to be infringing and its offer for sale, sale, importation, licensing or leasing, or use enjoined, Indigo shall, at its own expense, procure for HP and its distributors the right to continue to offer for sale, sell, import, license or lease such infringing OEM Product, and for HP's customers the right to use such infringing OEM Products and redesign any OEM Product held to be infringing as aforesaid so that it becomes non-infringing.

11.3     Improvements

HP shall have the right to make enhancements, modifications, and improvements to OEM Products ("IMPROVEMENTS"). HP shall own all Intellectual Property rights in Improvements made by HP to OEM products. HP shall make products embodying such Improvements available to Indigo on reasonable commercial terms, or, at HP's election, HP shall grant Indigo a non-exclusive, royalty bearing (at a reasonable rate to be negotiated between the Parties in good faith) license in the Intellectual Property rights in such Improvements for the term of this Agreement.


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11.4     Trademarks

Each of the Parties acknowledges the other's exclusive ownership of its trademarks, and declares that neither Party shall acquire rights in the other's trademarks by virtue of anything contained in this Agreement. Each Party agrees not to file applications for registration of trademarks that are the same or similar to the other Party's trademarks nor to challenge the exclusive rights of the other in such trademarks.

12.      LIABILITY

12.1     Limitation of Liability

IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, EXEMPLARY, OR INDIRECT DAMAGES (INCLUDING, WITHOUT LIMITATION, LOST PROFITS, LOSS OF ANTICIPATED BUSINESS, LOSS OF DATA, OR BUSINESS LOSSES), HOWEVER CAUSED AND BASED UPON ANY THEORY OF LIABILITY, ARISING OUT OF THIS AGREEMENT, AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHER, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY CLAIM OF DIRECT DAMAGES ARISING OUT OF THIS AGREEMENT IN AN AGGREGATE AMOUNT IN EXCESS OF $500,000 PER CLAIM, OTHER THAN IN RELATION TO CLAIMS BY HP ARISING UNDER SECTION 11.2 OR CLAIMS ARISING AS A RESULT OF A BREACH OF CONFIDENTIALITY IN CONTRAVENTION OF SECTION 18.1, IN RELATION TO WHICH LIABILITY SHALL BE UNLIMITED.

13.      PRODUCT WARRANTY

13.1     Warranty

Indigo warrants each OEM Printer and each OEM Spare Part against defects arising from faulty materials or workmanship, provided that (a) the defect arises during the Warranty Period and Indigo has received written notice of the defective item not later than a reasonable period (not to exceed 30 days) after the end of the Warranty Period (defined below), and (b) such item has been, stored, shipped, installed, operated and maintained in accordance with the then current recommendations set forth in Indigo's manual and/or other written instructions and has not been modified without Indigo's prior written approval, where such modification substantially and materially causes the defect.

13.2     Warranty Period

The warranty period (the "WARRANTY PERIOD") with respect to each OEM Printer and each OEM Spare Part shall commence on the date title thereto passes to HP and shall end three months following receipt thereof by HP or HP's designee (distributor or an HP Customer, as the case may be).

13.3     Defects

Should any part of an OEM Printer or OEM Spare Part be found to be defective prior to the expiration of the Warranty Period due to Indigo's faulty materials or workmanship, Indigo undertakes, at its expense, to do all things necessary to repair or replace (at Indigo's sole option) such part and to return the repaired/replacement part to HP within 30 days of receiving the defective part. The provisions of this warranty shall apply to the repaired/replacement part for the unexpired portion, if any, of the Warranty Period. For the sake of clarity, all costs incurred by HP and/or its customer in the disassembly and reassembly of the OEM Printers or OEM Spare Part (as the case may be), and/or in the removal of an allegedly defective part therefrom, and/or in the incorporation of a repaired or replacement part therein, shall be borne solely by HP/such customer (as the case may be). All repairable parts shall be shipped to Indigo by HP and treated in accordance with Indigo's "Repair Parts Policy," a copy of which is attached as Exhibit "A."

13.4     Consumables Warranty

Consumables that, upon receipt by an HP Customer, are found to be defective and unusable (Dud on Arrival or "DOA"), and which are promptly returned to Indigo by HP, will be replaced by Indigo at no charge to HP. No warranty is provided for the performance or yield of any Consumables. Solely for purposes of this paragraph, those parts that are routinely replaced by the OEM Printer operator (defined by Indigo as Operator Maintenance Parts (OMPs)) shall be deemed to be Consumables.

13.5     Exclusion of other warranties

OTHER THAN AS SET FORTH IN THIS SECTION 13 AND SECTIONS 11 (INTELLECTUAL PROPERTY) AND 14 (GENERAL REPRESENTATIONS AND WARRANTIES), INDIGO MAKES NO WARRANTIES, LIABILITIES OR GUARANTEES, EXPRESS OR IMPLIED (INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER PATENT WARRANTIES), OF ANY NATURE WHATSOEVER WITH RESPECT TO THE OEM PRODUCTS OR ANY PART THEREOF DELIVERED HEREUNDER AND/OR WITH RESPECT TO ANY NON-CONFORMANCE OR DEFECT IN ANY SUCH OEM PRODUCT AND/OR PART THEREOF DELIVERED HEREUNDER. THERE IS NO WARRANTY COVERING DAMAGE TO THE OEM PRODUCTS OR ANY PART THEREOF RESULTING FROM NORMAL WEAR AND TEAR.

13.6     Notice to Customers

In any sale by HP of OEM Products to HP Customers, HP shall not misrepresent the extent of the Indigo warranty set forth in section 13.5. In addition, HP shall, upon request, provide Indigo with a copy of the standard warranty, if any, it makes to HP Customers regarding OEM Products.

14.      GENERAL REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Indigo hereby makes, for the purposes of this Agreement and for the benefit of HP, the representations and warranties set forth in sections 3.1, 3.3, 3.5, and
3.17 (to the extent applicable to the OEM Products) of the Stock Purchase Agreement, and those representations and warranties are hereby incorporated by reference into this Agreement. In addition, each Party hereby represents and warrants:

14.1 it is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization;

14.2 the execution, delivery and performance of this Agreement have been duly authorized by such Party;

14.3 it has all requisite authority and ability to enter into and perform under this Agreement, including granting the licenses granted hereunder; and

14.4 its performance under this Agreement will not materially violate any agreement with or obligation to, or require the consent of, any third party.


15.      TERM AND TERMINATION

15.1     Term

Subject to section 15.2, this Agreement shall commence on the Effective Date and continue in force until December 31, 2003, unless earlier terminated by either Party.

15.2     Termination for convenience

This Agreement shall automatically be extended for additional three year periods beyond December 31, 2003 unless HP gives Indigo not less than 90 days notice of termination, which HP shall have the right to do at any time without cause and without penalty provided such notice expires after December 31, 2003.

15.3     Termination for breach

A Party shall have the right to immediately terminate this Agreement if:

         15.3.1 the other Party breaches a provision of this Agreement and fails to cure such breach within 60 days of receipt of notice from the other Party identifying the breach and requesting that it be cured;

         15.3.2   the other Party is the subject of an Insolvency Event.

15.4     Termination consequences

If HP validly terminates this Agreement, Indigo shall if requested by HP:

         15.4.1 supply OEM Products the subject of a binding purchase order as at the date of such termination;

         15.4.2 continue to supply OEM Consumables and OEM Spare Parts to HP for supply to HP Customers; and

         15.4.3 continue to supply Services to HP for up to a period of 12 months, unless the provision of Services is the subject of a separate agreement between the Parties in which case such Services shall be provided in accordance with that agreement.

15.5     Survival

Sections 5, 8.1, 11, 12, 13, 14 and 18 shall survive termination or expiry of this Agreement.

16.      COMMUNICATIONS PROGRAM

16.1     Scope

HP shall lead the development and execution of a comprehensive communications program ("COMMUNICATIONS PROGRAM") based on this Agreement and the Parties' other Agreements of even date. Key elements of the program shall include:

         16.1.1 publicly promoting the strategic alliance, with involvement of the senior management team of both Indigo and HP

         16.1.2 subsequent announcements of the rollout of each element of the Agreements

         16.1.3 "vertical" public relations campaign, focused on the future of the technology as key to the commercial printing transformation

         16.1.4 prominent inclusion of Indigo in the "rolling thunder" communications strategy for HP's commercial printing initiative.

         16.1.5 Indigo may refer to itself as "an HP affiliated company" and HP may refer to itself as "a Indigo affiliated company." Neither Party shall make any representations which a reasonable person could interpret and indicating that the Parties have entered into any form of partnership or that one Party is the agent of the other Party.

16.2     Future communications

Subject to section 16.1.5, all references to HP by Indigo and public communications of any sort by Indigo concerning HP shall be pre-approved in writing by HP until such time as the Communications Program has been agreed between the Parties. After the Communication Program has been so agreed, all such references and communications shall be made in accordance with the Communications Program.

17.      DIW SERVICE

HP shall work with Indigo as the preferred "digital production color printing appliance" partner in the rollout of the DIW and shall work with Indigo on details of the DIW architecture, and early "developer kits" for the DIW.

18       GENERAL

18.1     Confidentiality.

         18.1.1 Definition of Confidential Information. "CONFIDENTIAL INFORMATION" means all information disclosed by a Party ("DISCLOSING PARTY") to the other Party ("RECEIVING PARTY") pursuant to, or in connection with, this Agreement, including any information disclosed prior to or in contemplation of this Agreement prior to the Effective Date, regardless of the form or manner of disclosure. "CONFIDENTIAL INFORMATION" shall not include information: (a) of which the Receiving Party was rightfully in possession prior to disclosure, as evidenced by appropriate documentation; (b) that was independently developed by employees or agents of the Receiving Party who have not received any Confidential Information provided by the Disclosing Party; (c) that the Receiving Party rightfully receives from a third party not owing a duty of confidentiality to the Disclosing Party; (d) that is or becomes publicly available without fault of the Receiving Party; (e) that is published incident to patent application prosecution; or (f) that the Parties agree in writing will not be treated as Confidential Information. Notwithstanding sub-section (e), neither Party shall include Confidential Information of the other Party in any patent application without the prior written consent of the other Party, such consent not to be unreasonably withheld.

         18.1.2 Identification as Confidential. Information of the Disclosing Party shall be deemed Confidential Information if (i) disclosed in writing, the information is marked by an appropriate legend, such as "HP Confidential" or "Indigo Confidential," or (ii) disclosed orally or visually, the information is designated (orally or in writing) contemporaneously or promptly thereafter, as "HP Confidential" or "Indigo Confidential," or (iii) the disclosure in any form (visually, orally, or in writing), by its very nature would reasonably be understood to be confidential.

         18.1.3 Confidentiality Obligations. The Receiving Party shall hold the Confidential Information of the Disclosing Party in confidence, using such measures as the Receiving Party uses to protect the confidentiality of its own confidential information of like importance, but in no event using less than reasonable care. The Receiving Party shall not make any disclosure of such Confidential Information other than to its employees and consultants on a need-to-know basis. The Receiving Party shall inform each such employee and consultant of the Receiving Party's confidentiality obligations under this Agreement and will require each such person to sign an appropriate nondisclosure agreement. The Receiving Party shall be liable for any breach of this section 18.1.3 by any of its employees or consultants acting within the scope of their authority. The Receiving Party shall use the Disclosing Party's Confidential Information solely to perform the activities contemplated by this Agreement and for no other purpose. The Receiving Party shall return the Disclosing Party's tangible Confidential Information to the Disclosing Party promptly upon the Disclosing Party's request or termination of this Agreement, whichever occurs first, unless the Receiving Party has a continuing right under this Agreement to use such Confidential Information. Nothing herein shall prevent assignment of the Parties' employees or consultants to other projects.

         18.1.4 Exceptions. Notwithstanding anything to the contrary in section 18.1.3, disclosure of Confidential Information shall be permitted to the extent required by order of a court or governmental authority, provided that the Disclosing Party has been given timely notice of such requirement and that the Receiving Party must cooperate with the Disclosing Party to limit the scope and effect of such order.

         18.1.5 Residual Information. Access to Confidential Information hereunder shall not preclude an individual who has seen or been exposed to such Confidential Information for the purposes of this Agreement from working on future projects for the Receiving Party which are not prohibited hereunder and which relate to similar subject matters, provided that such individual does not make reference to any document or other tangible media containing the Confidential Information. Furthermore, nothing contained herein shall be construed as imposing any restriction on the Receiving Party's disclosure or use of any general learning, skills, or know-how developed by the Receiving Party's personnel under this Agreement, if such disclosure and use would be regarded by a person of ordinary skill in the relevant area as not constituting a disclosure or use of the Confidential Information.

         18.1.6 Injunctive Relief. Each Party acknowledges and agrees that the other Party would suffer irreparable harm for which monetary damages would be an inadequate remedy if there were a breach of obligations under this section 18.1.6. Each Party further acknowledges and agrees that equitable relief, including injunctive relief, would be appropriate to protect the other Party's rights and interests if such a breach were to arise, were threatened, or were asserted.

18.2 Publicity. So long as this Agreement is in effect, no Party or any of its Affiliates shall issue or cause the publication of any press release or other announcement with respect to the terms or implementation of this Agreement without the prior consultation and approval of the other Party, except as my be required by law; provided that such approval shall not be unreasonably withheld. Any such publicity made in accordance with the terms of a joint communications program shall not require approval under this section 18.2.

18.3 Assignment. Neither Party may assign any of its rights and/or obligations hereunder (except to an Affiliate), whether by operation of law or otherwise, without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Any assignment made in contravention of this section 18.3 shall be void. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective administrators, permitted successors and permitted assigns.

18.4 Notices. Any notice, request, consent, approval, or communication (collectively a "NOTICE") under this Agreement shall be effective only if it is in writing and (i) personally delivered, (ii) sent by certified or registered mail, return receipt requested, postage prepaid (iii) sent by a nationally recognized overnight delivery service, with delivery confirmed, or (iv) sent by facsimile, with receipt confirmed, addressed as follows:

         (a)      if to HP, to

                     HP
                     Address:
                     11311 Chinden Boulevard MS 310
                     Boise, ID 83714
                     Attention:        Neal Martini
                     Telephone:        (208) 396-7808
                     Facsimile:        (208) 396-7686

                  with a copy to:

                     Address:
                     3000 Hanover Street, MS20-BT

                     Palo Alto, CA 94304
                     Attention:        Corporate Development Portfolio Manager
                     Telephone:        (650) 857-3100
                     Facsimile:        (650) 852-8342

                  and to

                     Skadden, Arps, Slate, Meagher & Flom
                     Address:
                     525 University Avenue, Suite 220
                     Palo Alto, CA 94306
                     Attention:        Kenton J. King
                     Telephone:        (650) 470-4500
                     Facsimile:        (650) 470-4570

         (b)      if to Indigo, to

                     Indigo
                     Address:


                     Attention:
                     Telephone:
                     Facsimile:

                  with a copy to:

                     Chadbourne & Parke LLP
                     Address:
                     30 Rockefeller Plaza
                     New York, NY 10112
                     Attention:        Dennis J. Friedman
                     Telephone:        (212) 408-5200
                     Facsimile:        (212) 489-5303
or such other persons or addresses as shall be furnished by Notice by a Party to the other Party. A Notice shall be deemed to have been given as of the date when
(i) personally delivered, (ii) ten (10) days after properly addressed and mailed as aforesaid, (iii) the next day when delivered during business hours to said overnight delivery service properly addressed, or (iv) when receipt of the facsimile is confirmed, as the case may be, unless the sending Party has actual knowledge that a Notice was not received by the intended recipient. All Notices shall specifically state: (i) the provision or provisions, if any, of this Agreement with respect to which such Notice is given; and (ii) the relevant time period, if any, in which the Party given such Notice must respond.

18.5 Amendments. The terms and provisions of this Agreement may not be modified or amended without the written consent of each Party.

18.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is held by a court of competent jurisdiction or regulatory authority to be illegal or invalid for any reason whatsoever, the Parties agree to negotiate in good faith a next best alternative term or provision, as the case may be, that retains the parties' original intent to the greatest extent possible. If the Parties are unable to negotiate such term or provision, the original term or provision shall be enforced to the maximum extent permitted by law, and, in any event, such illegality or invalidity shall not affect the validity of the remainder of the Agreement, or the validity of such tem or provision in other jurisdictions.

18.7 Non-Waiver. No provision of this Agreement shall be deemed to have been waived except if the giving of such waiver is contained in a written Notice given to the Party claiming such waiver and no such waiver shall be deemed to be a waiver of any other or further obligation or liability of the Party in whose favor the waiver was given.

18.8 No Partnership. Nothing contained in this Agreement shall be deemed or construed to make the Parties partners or joint venturers with each other.

18.9 Third-Party Beneficiaries. This Agreement is intended to benefit the Parties and their respective permitted successors and permitted assigns and shall not confer upon any other Person any rights or remedies.

18.10 Entirety of Agreement; Relation to Related Agreements. In connection with this Agreement, it is contemplated that the Jericho Co-development Agreement and the Stock Purchase Agreement (collectively "RELATED AGREEMENTS") shall be executed. This Agreement, together with the Related Agreements, constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all prior drafts of the Agreement and all other agreements between the Parties, express or implied, written or oral, including specifically but not limited to the Strategic Affiliation Agreement referred to in the recitals and all Confidentiality Agreements between the Parties prior to the Effective Date.

18.11 Construction. As used in this Agreement, all terms used in the singular will be deemed to include the plural, and vice versa, as the context may require. The words "hereof," "herein," and "hereunder" refer to this Agreement as a whole, including the attached exhibits, as the same may from time to time be amended or supplemented, and not to any subdivision in this Agreement. When used in this Agreement, "including" means "including, without limitation." Unless otherwise expressly stated, when a Party's approval or consent is required under this Agreement, such Party may grant or withhold its approval or consent in its discretion. References to "section" or "Exhibit" shall be to the applicable section or exhibit of this Agreement. This Agreement has been negotiated by the Parties and reviewed by their respective counsel and shall be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either Party.

18.12 Headings. The headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

18.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered an original.

18.14 Indemnity.

         18.14.1 Subject to section 18.14.2, each Party ("INDEMNIFYING PARTY") shall defend, indemnify, and hold harmless the other Party and its officers, directors, agents, and representatives (collectively "INDEMNIFIED PARTIES") from and against, and will solely and exclusively bear and pay, any and all claims, suits, losses, penalties, damages and all liabilities ("CLAIMS") and the associated costs and expenses (including attorneys' fees, experts' fees, and costs of investigation), caused in whole or in part by, (i) its breach of any representation, warranty, covenant, term, or provision of this Agreement; (ii) any negligent, grossly negligent, or intentional acts, errors, or omissions by it or its employees, officers, agents, or representatives in the performance of this Agreement; or (iii) a product liability claim asserted against HP by any Person in respect of any OEM Product under any theory of liability.

         18.14.2 The Indemnified Party shall promptly notify the Indemnifying Party of any Claim. No failure of an Indemnified Party to so notify the Indemnifying Party shall relieve the Indemnifying Party from the obligation to indemnify the Indemnified Party unless and to the extent the Indemnifying Party is actually prejudiced by such failure. The Indemnifying Party shall have control of the defense, litigation, and, subject to the conditions set forth below, settlement of any Claims. The Indemnified Party shall have the right, but not the obligation, to select counsel of their choice, at their expense, to participate in the defense of such third party claims provided however that the Indemnifying Party shall not accept a settlement of any such third party claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

IN WITNESS WHEREOF, the Parties have signed this Agreement, through their duly authorized representatives, on the date first set forth hereinabove.

INDIGO N.V.                            HEWLETT-PACKARD COMPANY


Signed by:     /s/ Benzion Landa       Signed by:
           -----------------------               -------------------------------

Name:     Benzion Landa                Name:
     -----------------------------          ------------------------------------

Title:   Chairman and CEO              Title:
      ----------------------------           -----------------------------------

IN WITNESS WHEREOF, the Parties have signed this Agreement, through their duly authorized representatives, on the date first set forth hereinabove.

INDIGO N.V.                            HEWLETT-PACKARD COMPANY


Signed by:                             Signed by:     /s/ Neal Martini
           -----------------------               -------------------------------

Name:                                  Name:          Neal Martini
     -----------------------------          ------------------------------------

Title:                                 Title:         VP, GM
      ----------------------------           -----------------------------------
                                             LaserJet Business Printing




                                       29
=

                                   EXHIBIT "A"

                               REPAIR PARTS POLICY

Hewlett-Packard Company (HP) and Indigo N.V. have previously executed an OEM Agreement dated September 13, 2000. This document is an Addendum to that Agreement.


1.1 Under the OEM Agreement, HP had committed to purchase thirty-five (35) 6600 units (Series 1 engine, Turbostream-based) during Q4/2001. The price per products for the Series 1 engine is: $140,000 for the base units and $10,000 for each additional color.


1.2 In place of the above, which would have resulted a total price of about US$
5.25 million in Q4/2001, HP will now purchase from Indigo the following products in Q4/2001, at the following prices:


Eleven (11) UltraStream presses                                $395,000 per unit

One (1) MultiStream press                                      $225,000 per unit

One (1) WebStream 50 press                                     $240,000 per unit

Consumable products                                            $220,000 in total


1.3 HP understands that all these products will be identical to the standard Indigo product offering of the same product and will not have unique consumables.

Except as otherwise specifically provided in this Addendum or in other written agreements between the parties, all terms and conditions of the OEM Agreement shall remain in full force and effect.


It is so agreed.

Indigo N.V.                               Hewlett-Packard Company

Signed by:     /s/ Rafi Maor              Signed by:       /s/ Ben Olson
          -------------------------                 ----------------------------

Name:          Rafi Maor                  Name:            Ben Olson
          -------------------------                 ----------------------------

Title:         President and CEO          Title:           Controller, Digital
                                                           Publishing Solutions
          -------------------------                 ----------------------------

Date:          December 17, 2001          Date:            November 26, 2001
          -------------------------                 ----------------------------